UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No.  5)*

                         LABONE, INC.
                      (Name of Issuer)

               Common Stock $.01 Par Value (1)
                (Title of Class of Securities)

                         505 40 E 101
                        (CUSIP Number)

       Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
           Kansas City, MO  64108, (816) 292-2000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                           07/01/97
   (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box.  ______

Check the following box if a fee is being paid with this statement. ______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Seafield Capital Corporation
          43-1039532

(2)     Check the Appropriate Box               (a)______
          if a Member of a Group*               (b)______

(3)     SEC Use Only

(4)     Source of funds*
          WC

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)  ______

(6)      Citizenship or Place of Organization
           Missouri

           Number of Shares            (7)     Sole Voting Power
           beneficially Owned                  10,712,200
           by Each Reporting
           Person With                 (8)     Shared Voting Power
                                               -0-

                                        (9)    Sole Dispositive Power
                                               10,712,200

                                       (10)    Shared Dispositive Power
                                               -0-

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
            10,712,200

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*              __X___


(13)     Percent of Class Represented by Amount in  Row (11)
         81.7%

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!



Item 1.      Security and Issuer.

This Amendment No. 5 ("Amendment No. 5") to
Schedule 13D concerns the common stock, par value $.01 per share ("Common Stock") of LabOne, Inc. ("LabOne"), whose principal executive offices are at 10310 West 84th Terrace, Lenexa, Kansas 66214. Amendment No. 5 amends an original report (the "Original Report") on Schedule 13D filed November 29, 1990 respecting Home Office Reference Laboratory, Inc., the former name of LabOne, as such Original Report has been amended by Amendment No. 1 to Schedule 13D, dated January 28, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated February 17, 1992 ("Amendment No. 2"), Amendment No. 3 to
Schedule 13D, dated December 2, 1993 ("Amendment No. 3") and Amendment No. 4 to Schedule 13 D, dated February 21, 1995 ("Amendment No. 4") (collectively, Amendments No. 1, No. 2, No. 3 and No. 4 are sometimes referred to as the "Prior Amendments").

Item 2.    Identity and Background.

This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 5000 West 95th Street, Suite 260, P.O. Box 7568, Shawnee Mission, Kansas 66207. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are its ownership position in LabOne, a provider of clinical, substance abuse and insurance laboratory testing services, and its 67% ownership of the common stock of Response Oncology, Inc. ("Response"). Response is a Tennessee corporation the common stock of which is quoted on the national market system of the NASDAQ stock market. Response is a comprehensive cancer management company, providing advanced cancer treatment services through out-patient facilities under the direction of independent oncologists, managing the practices of certain oncologists and conducting clinical cancer research on behalf of pharmaceutical manufacturers. On July 1, 1997, Seafield announced that its Board of Directors had decided to distribute all Response common stock owned by Seafield to Seafield's shareholders. On March 3, 1997, Seafield distributed to its shareholders all shares of a subsidiary company (i.e., SLH Corporation) which now owns all of those oil and gas, real estate and venture capital investments previously owned by Seafield.

By means of a press release issued February 10, 1995
Seafield announced that it has retained a financial advisor to assist it in considering strategic alternatives to maximize shareholder value. One alternative that Seafield expected to consider was a merger of Seafield into LabOne. By press release issued July 1, 1997, Seafield announced that its Board of Directors had determined to terminate merger discussions with LabOne. A copy of that later press release is attached as an exhibit.

Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

During the past five years, neither Seafield, nor to its knowledge, any of the persons identified in Schedule 1 has been
(i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

No Amendment to this item.

Item 4.     Purpose of the Transaction.

Seafield stated in the Original Report and the Prior
Amendments that, subject to certain qualifications set forth in the Prior Amendments, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of LabOne, or the disposition of securities of LabOne; (ii) an extraordinary corporate transaction involving LabOne or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of LabOne or any of its subsidiaries; (iv) any change in the present board of directors or management of LabOne; (v) any material change in the present capitalization or dividend policy of LabOne;
(vi) any other material change in LabOne's business or corporate structure; (vii) any change in LabOne's charter or bylaws which may impede the acquisition of control of LabOne by any person; (viii) causing a class of LabOne's securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of LabOne being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any act similar to those enumerated above.

The statements in the preceding paragraph remain accurate.
As described in the July 1, 1997 Press Release attached hereto as an exhibit, Seafield has terminated merger discussions with LabOne.

Item 5.     Interest in Securities of the Issuer.

           (a), (b) and (c)

At present and as previously reported in the Original
Report and the Prior Amendments, Seafield beneficially owns
10,712,200 shares of LabOne Common Stock. Seafield has sole power to vote and dispose of all of such shares. Seafield acquired all of said shares for investment purposes.

The number of shares beneficially owned by Seafield constitutes approximately 81.7% of LabOne's Outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of stock options presently outstanding and owned by persons other than Seafield.

Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of LabOne Common Stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

     Name                          Number of Shares

William D. Grant			37,639
W. Thomas Grant, II			29,231
P. Anthony Jacobs			23,500
Steven K. Fitzwater			     5
James R. Seward			        11,800

Beneficial ownership of shares of Common Stock by the foregoing individuals includes the following number of shares which such persons have rights to acquire pursuant to stock options which either are presently exercisable or become exercisable within 60 days: William D. Grant 22,000; W. Thomas Grant, II, 27,431; P. Anthony Jacobs, 22,000; and James R. Seward, 8,800.

No transaction in shares of LabOne Common Stock were effected during the past 60 days by Seafield or, to its knowledge, any of the persons named in Schedule 1.

(d) and (e)     Not Applicable.

Item 6.     Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

None.

Item 7.     Exhibits.

99.1	Press Release dated July 1, 1997




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SEAFIELD CAPITAL CORPORATION


By:      /s/  Steven K. Fitzwater
Steven K. Fitzwater, Vice President


Date:	July 10, 1997











SCHEDULE 1


Directors of Seafield Capital Corporation

Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Retired
One Ward Parkway,  Suite 130
Kansas City, Missouri  64112

W. Thomas Grant, II, Chairman of the Board and Chief Executive
Officer/Seafield Capital Corporation; Chairman of the Board,
President and Chief Executive Officer/LabOne, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Michael E. Herman, Chairman
Ewing Marion Kauffman Foundation
4900 Oak Street
Kansas City, Missouri  64112

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

David W. Kemper, Chairman, President and Chief Executive
Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106


John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
11401 Lamar Avenue
Overland Park, Kansas  66211-1598

James R. Seward, Executive Vice President and Chief Financial
Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

           Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield
Capital Corporation
Chairman of the Board, President and Chief Executive
Officer/LabOne, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

James R. Seward, Executive Vice President and Chief Financial
Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Steven K. Fitzwater, Vice President, Chief Accounting Officer and Secretary
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117

EXHIBIT INDEX


99.1	Press Release dated July 1, 1997